KID CASTLE EDUCATIONAL CORPORATION

吉的堡教育集團

台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL:(02)2218-5996
FAX:(02)2218-0955

August 29, 2007

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re: Kid Castle Education Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 19, 2007

Dear Mr. Owings:

Kid Castle Educational Corporation (the "Company") has received the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in your comment letter dated August 9, 2007 (the "Comment Letter") addressed to Mr. Min-Tan Yang, Chief Executive Officer of the Company, relating to the Company's revised preliminary proxy statement (the "Proxy") filed with the Commission on July 19, 2007.

For your convenience, we have reprinted below the Staff's comment from the Comment Letter in bold and set for our response thereunder.

Revised Preliminary Proxy Statement

1. **COMMENT: We note that your response to prior comment 1 of our letter dated July 11, 2007, however, you have not explained why, at the very least, you are not filing a notification of the inability to timely file your periodic reports, pursuant to Exchange Act Rule 12b-25. Please advise. Please also tell us when you will file your Form 10-Q for the period ending June 30, 2007.**

   RESPONSE: The Company is aware of its filing obligations under the '34 Act and is taking assertive measures to ensure and anticipates timely filing of all required future reports. Since January 1st of this year, the Company has filed numerous reports on Forms 10-Q and 10-K in an effort to bring itself current with its filing obligations and enable it to meet its future filing deadlines. The Company filed its Form 10-Q for the first quarter of 2007 on July 25, 2007 and its Form 10-Q for the second quarter of 2007, together with a Form 12b-25 for the same period, on August 15, 2007. As of the date of this letter, the Company is current with required filings.

台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL:(02)2218-5996
FAX:(02)2218-0955

2. **COMMENT: In connection with comment 3 in our letter of July 11, 2007, please elaborate upon how the achievement of company objectives relates to amounts of compensation to be paid. Specifically address how the goal of "operational excellence" relates to compensation.**

RESPONSE: One of the primary objectives of the Company's compensation program is to achieve operational excellence. Currently, the primary quantifiable measurement of operational excellence for the Company is the achievement of profitability, which is directly related to increasing annual revenue. As stated in the Company's discussion of Executive Compensation in the Proxy, the Company currently does not have a defined non-equity incentive plan in place for its named executives. Instead, the disinterested members of the Board of Directors determine if any annual discretionary bonuses should be awarded to named executives in conjunction with the named executives' annual performance evaluations. Named executives' annual performance evaluations are based in part on their achievement of profitability and revenue targets that may be established by the Board of Directors at the beginning of each fiscal year. Typically, the Board of Directors sets profitability and revenue targets at a level above those achieved during the previous year, however, there are no fixed standards that the Board applies. During the last three fiscal years, the Board of Directors has not elected to award any annual discretionary bonuses to any named executives.

3. **COMMENT: Please discuss your plans to go private.**

RESPONSE: The Company is currently considering a variety of options that it believes may be beneficial to its future operations and potential expansion. As with any public company, one of those options is a going-private transaction. However, the Company does not currently have any definitive plan to become a private company and no specific steps have been taken by the Company, its directors and officers, or their respective advisors to undertake such a transaction.

台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL:(02)2218-5996
FAX:(02)2218-0955

4. **COMMENT: We note your response to prior comment 4 of our letter dated July 11, 2007 and the revised disclosure you have included in response to this comment on page 8. Please revise this discussion to disclose the limited information that is available to you regarding the executive compensation that is paid by peers of the company to which you refer to here. Provide quantified information and disclose the names of the peers, rather than referring readers to the disclosure in your Form 10-K.**

RESPONSE: The Proxy Statement will be revised to disclose the names of the peer companies. The peer companies that remain as the Company's competitors include Giraffe, Jordan's Language School, Ha Po Computer English and Hess Educational Organization in Taiwan; JEO in both Taiwan and the Peoples Republic of China; and Onlyedu Education Group and English First in the Peoples Republic of China. In evaluating executive compensation, the Company relied on the Board of Directors' and, as appropriate Managers', understanding of the market and experience and on publicly available information from a number of surveys conducted by the governments of Taiwan and the People's Republic of China. Those surveys may be found at the following websites:

http://statdb.cla.gov.tw/psdn/query/PSDNQ01.aspx,
http://win.dgbas.gov.tw/dgbas04/bc5/earning/ht456.asp,
http://www.12333.gov.cn/gzba/index.htm, and
http://www.lm.gov.cn/gb/salary/node_4056.htm

Based on its review of the information available, the Board of Directors determined that the range of salaries for Chief Executive Officers at our peer companies is $90,000 to $144,000 annually.

As the Company does not have a Compensation Committee, it has implemented the following procedures to determine the Company's executive compensation program. In general, the executives' compensation will be determined by non-interested members of the Board of Directors. The compensation for the CEO and the CFO has been approved by the Independent Directors of the Board and compensation for Mrs. Huang has been determined by the CEO or the CFO pursuant to authorization of the Board. In light of the financial distress of the Company in 2005, the Company's CEO, Mr. Yang, and CFO, Mr. Pai, volunteered to receive only nominal salary payments from the Company. Since January 2006, Messrs Yang and Pai have been receiving annual base salaries in the amounts of $18,509 and $18,190, respectively, which were substantially lower than the compensation paid to executives at similar levels at peer companies.

台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL:(02)2218-5996
FAX:(02)2218-0955

5. **COMMENT: We note your response to prior comment 14 of our letter dated July 11, 2007 and your confirmation that you will provide the disclosure required pursuant to Item 308(c) of Regulation S-K. Notwithstanding your confirmation, we note that the most recent Form 10-Q for the period March 31, 2007 that was filed on July 25, 2007 does not contain this disclosure. Please revise or advise.**

RESPONSE: The Company disclosed in its Form 10-Q for the period ending March 31, 2007 that its internal controls and procedures were inadequate and then proceeded to outline material changes it took during the quarter to improve its controls and procedures over financial reporting. For the Company's Form 10-Q for the period ending June 30, 2007, the Company included the following language to make it clear that the disclosed changes were material changes to its controls and procedures:

> During the second quarter of 2007 we have continued to make changes that have materially affected, or are reasonably likely to affect, our internal control over financial reporting in a positive way.

In future filings, the Company will either (a) specifically state that no changes in its internal control over financial reporting occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect its internal control over financial reporting or (b) state and explain any changes in its internal control over financial reporting that occurred during the last fiscal quarter.

The Company looks forward to working with the Staff to resolve these issues in a manner that will be satisfactory to the Commission. The Company also acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KID CASTLE EDUCATIONAL CORPORATION
吉的堡教育集團
台北縣新店市民權路98號8樓
8TH FLOOR, NO.98, MIN CHUAN ROAD
HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL:(02)2218-5996
FAX:(02)2218-0955

We anticipate that our attorneys at K&L Gates, specifically Carter Mackley and Josh Gaul, both of whom can be reached at (206) 623-7580, will be contacting you shortly to discuss this matter further.

Very truly yours,

Kid Castle Education Corporation

By: *Min-Tan Yang*

Min-Tan Yang
Chief Executive Officer

cc: Anita Karu, Attorney-Adviser
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Carter Mackley, Esq.
Joshua C. Gaul, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104